CORNING NATURAL GAS CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2000 and 1999

  Summary of Significant Accounting Policies

Corning Natural Gas Corporation (the Company) is a gas distribution company providing gas on a commodity and transportation basis to its customers in the Southern Tier of New York State. The Company follows the Uniform System of Accounts prescribed by the Public Service Commission of the State of New York (PSC) which has jurisdiction over and sets rates for New York State gas distribution companies. The Company's regulated operations meet the criteria and accordingly, follow the accounting and reporting of Statement of Financial Accounting Standards No. 71 (SFAS 71) Accounting for the Effects of Certain Types of Regulation. The Company's financial statements contain the use of estimates and assumptions for reporting certain assets, liabilities, revenue and expenses and actual results could differ from the estimates. The more significant accounting policies of the Company are summarized below.

    Principles of Consolidation and Presentation

    The consolidated financial statements include the Company and its wholly owned subsidiary, the Corning Natural Gas Appliance Corporation. The Corning Natural Gas Appliance Corporation owns four businesses which have been established as New York State limited liability subsidiary corporations, as follows: Tax Center International, LLC; The Foodmart Plaza, LLC; Corning Realty Associates, LLC and Corning Mortgage, LLC. In fiscal 1999, the Corning Natural Gas Appliance Corporation completed the purchase of Ambrose and Shoemaker Better Homes and Gardens Real Estate, which was merged into Corning Realty Associates. In fiscal 2000, Corning Mortgage, LLC was formed. There is only one month of operations in the fiscal year ended September 30, 2000. During 2000, Corning Mortgage entered into a joint venture with Choice One Lending, detailed in Note 1 (f). Hereinafter the Appliance Corporation and its limited liability subsidiary corporations are collectively referred to as "Appliance Corporation". All significant inter-company accounts and transactions have been eliminated in consolidation. The results of the Appliance Corporation are reported separately as unregulated operations in the consolidated statements of income. Shared expenses are allocated to the Appliance Corporation.

    It is the Company's policy to reclassify amounts in the prior year financial statements to conform with the current years presentation.

    Property, Plant and Equipment

    Utility plant is stated at the historical cost of construction. Those costs include payroll, fringe benefits, materials and supplies and transportation costs. The Company charges normal repairs to maintenance expense. The Appliance Corporation capitalizes the cost of appliances and the original installation to rented gas appliances. Subsequent repairs are expensed. Property and equipment acquired pursuant to the acquisitions discussed in note 2 were initially recorded at estimated fair market value.

    Depreciation

The Company provides for depreciation for accounting purposes using a straight-line method based on the estimated economic lives of property, which ranges from 3 to 55 years for all assets except utility plant. The depreciation rate used for utility plant, expressed as an annual percentage of depreciable property, was 2.7% in 2000 and 1999. At the time utility properties are retired, the original cost plus costs of removal less salvage, are charged to accumulated depreciation.

(d) Revenue and Natural Gas Purchased

The Company records revenues from residential and commercial customers based on meters read on a cycle basis throughout each month, while certain large industrial and utility customers' meters are read at the end of each month. Pursuant to the most recent rate order, capacity assignment revenue is recorded at a rate of 15% of the amount received from released capacity and is recognized upon notification of capacity release from the pipeline company while the remaining 85% is returned to customers through reduced gas cost. The Company secured a weather normalization clause in the last major rate filing as protection against severe weather fluctuations. This affects space heating customers and is activated when degree days are 2% greater or less than a 30 year average. As a result, the effect on revenue fluctuations in weather related gas sales is somewhat neutralized.

Gas purchases are recorded on readings of suppliers' meters as of the end of the month. The Company's rate tariffs include a Gas Adjustment Clause (GAC) which adjusts rates to reflect changes in gas costs from levels established in the rate setting process. In order to match such costs and revenue, the PSC has provided for an annual reconciliation of recoverable GAC costs with applicable revenue billed. Any excess or deficiency in GAC revenue billed is deferred and the balance at the reconciliation date is either refunded to or recovered from customers over a subsequent 12-month period.

Real estate commissions are recognized at closing while professional services revenues are recognized as services are performed.

    Marketable Securities

Marketable securities, which are intended to fund the Company's deferred compensation plan, are classified as available for sale at September 30, 2000 and 1999. Such securities are reported at fair value based on quoted market prices, with unrealized gains and losses, net of the related income tax effect, excluded from earnings, and reported as a component of accumulated other comprehensive income in stockholders' equity until realized. The cost of securities sold was determined using the specific identification method.

A summary of the marketable securities at September 30, 2000 and 1999 is as follows:

Net

Market Cost Unrealized Unrealized Unrealized

Value Basis Gains Losses Gains

2000 $ 1,334,094 $1,135,389 $249,278 $ (50,573) $198,705

1999 $ 1,021,696 $ 923,389 $130,511 $ (32,204) $ 98,307

(f) Investments in Joint Venture

Corning Mortgage, a subsidiary of The Corning Natural Gas Appliance Corporation holds a 50% equity interest in a joint venture, Choice One Lending which began operations in August, 2000. Investment by the Company in the joint venture is recorded using the equity method of accounting. The Company's pro-rate share of the results of operations of the joint venture was a loss of $20,206 in 2000.

(g) Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

    Federal Income Tax

    The Company uses the asset and liability method to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. In addition, such deferred tax assets and liabilities will be adjusted for the effects of enacted changes in tax laws and rates.

    Dividends

    Dividends are accrued when declared by the Board of Directors. Dividends declared were $598,000 or $1.30 per share in 2000 and $747,500 or $1.63 per share in 1999. Dividends paid were $598,000 or $1.30 per share in 2000 and 1999.

    Under the most restrictive long-term debt covenants, the Company may not declare or pay annual dividends except to the extent that consolidated net worth exceeds $2,000,000.

    Goodwill

    Goodwill represents the excess of purchase price over the fair value of the identified net assets of acquired businesses. Goodwill is amortized over 15 years, the estimated period of benefit, on a straight-line basis. Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value, which is determined based on undiscounted future cash flows.

    Accounting for Impairment

    SFAS 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of establishes accounting standards to account for the impairment of long-lived assets, and certain identifiable intangibles. Under SFAS 121 the Company reviews assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SFAS 121 also requires that a rate regulated enterprise recognize an impairment when regulatory assets are no longer probable of recovery. No impairment losses were incurred for the years ended September 30, 2000 and 1999.

    Comprehensive Income

    SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Under SFAS No. 130, the Company's comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the consolidated statements of stockholders' equity. SFAS No. 130 requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations.

    Accounting for Derivatives and Hedging Activities

In June 1998, June 1999 and June 2000 the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133". These Statements establish accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. These Statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Special accounting for qualifying hedges allows a derivate's gains and losses to offset related results on the hedged item in the statement of operations, and requires that the Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. This accounting is effective for the Company beginning in 2001. We are currently determining the impact of SFAS 133 on our consolidated results of operations and financial position. This statement should have no impact on consolidated cash flows.

(n)Revenue Recognition

In December 1999, the Securities Exchange Commission("SEC") issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" defining revenue recognition guidelines. The Company is currently assessing the impact of the guidelines on its consolidated financial statements.

  Acquisitions

  In December 1998, the Corning Natural Gas Appliance Corporation acquired a local real estate company, Ambrose and Shoemaker Better Homes and Gardens Real Estate (Ambrose and Shoemaker) for $1,636,589, including direct acquisition costs funded through cash of $579,923, a $608,333 five year promissory note to the seller, and the remaining $448,333 payable over three years.

  The purchase price for this acquisition, including direct acquisition costs, was allocated to assets acquired based upon the estimated fair values, with the excess of the consideration over such estimated fair values recorded as goodwill, as follows :

  Property, plant and equipment 25,000

  Goodwill 1,611,589

  1,636,589

  =======

  The following summarized unaudited pro forma financial information assumes the acquisition had occurred on October 1, 1999 and reflects interest expense and goodwill amortization, net of applicable taxes, related to the acquistion:

  September 30

  1999(unaudited)

  Total revenues $23,623,000

  Net Income 457,900

  Basic and diluted earnings per common share 1.00

  Information About Operating Segments

The Company's reportable segments have been determined based upon the nature of the products and services offered, customer base, availability of discrete internal financial information, homogeneity of products, delivery channel and other factors.

The Corning Natural Gas Corporation (the Gas Company) is a gas distribution company providing gas on a commodity and transportation basis to its customers in the Southern Tier of New York State. The Appliance Corporation sells, rents and services primarily gas burning appliances. The Tax Center provides tax preparation, accounting and payroll services to approximately 1,000 clients. Corning Realty is a residential and commercial real estate business with approximately 80 agents operating in three neighboring counties. Foodmart Plaza is a retail complex consisting of eight tenants under multi-year leases anchored by a major supermarket. Corning Mortgage is a mortgage service company working closely with the realty relationship.

The following table reflects the results of the segments consistent with the Company's internal financial reporting process. The following results are used in part, by management, both in evaluating the performance of, and in allocating resources to, each of the segments.

	Gas	Appliance	Tax	Corning	Foodmart	Corning
	Company	Corporation	Center	Realty	Plaza	Mortgage	Consolidated

Revenue:
2000	$16,496,841	$2,514,971	$364,203	$4,558,721	$389,364	($20,206)	$24,303,894
1999	16,276,170	2,222,214	274,855	3,922,879	272,268	N/A	22,968,386

Net Income(Loss):(1)
2000	85,652	255,844	84,857	(33,434)	100,066	-21,533	471,452
1999	219,670	179,611	75,490	-77,289	40,466	N/A	437,948

Interest Income:
2000	1,846	94,695	N/A	N/A	N/A	N/A	96,541
1999	1,991	58,569	N/A	N/A	N/A	N/A	60,760

Interest Expense:
2000	1,081,362	16,831	1,767	78,088	73,571	7,103	1,258,722
1999	955,130	N/A	2,372	77,313	76,697	N/A	1,111,512

Total Assets:(2)
2000	23,035,108	2,150,502	188,522	2,015,860	1,311,921	N/A	28,701,913
1999	20,493,744	2,690,298	190,264	1,939,511	1,203,168	N/A	26,516,985

Depreciation and amortization:
2000	503,248	237,896	11,730	180,927	31,157	N/A	964,958
1999	503,248	237,896	11,730	180,927	31,157	N/A	964,958

Income Tax Expense:
2000	12,077	57,923	30,244	13,392	41,797	(7,706)	147,707
1999	42,835	135,369	44,846	(27,402)	26,595	N/A	222,243

(1)Before elimination of intercompany interest.

(2)Total assets include property, plant and equipment, accounts receivable, inventories, cash and other amounts specifically related to each identified segment. All other assets of the Company not specifically related to a segment as of September 30, 2000 & 1999 totaled $624,599 and ($3,214) respectivially.

Interest income and expense have been displayed in the segment in which it has been earned or incurred. Segment interest expense other than the Gas Company is included within unregulated expenses in the consolidated statements of income.

Major Customers

The Company has three major customers, Corning Incorporated, New York State Electric & Gas (NYSEG) and Bath Electric Gas & Water Systems (BEGWS). The loss of any of these customers could have a significant impact on the Company's financial results. In addition, a significant portion of capacity assignment revenue is generated from Corning Inc. Total revenue and deliveries to these customers were as follows:

Deliveries Revenue

Mcf % of Total Amount % of Total

Corning Inc.

Year ended September 30, 2000 2,135,000 27 $ 836,000 5

Year ended September 30, 1999 2,107,000 26 $ 728,000 4

NYSEG

Year ended September 30, 2000 2,414,000 30 $ 275,000 2

Year ended September 30, 1999 2,518,000 31 $ 274,000 2

BEGWS

Year ended September 30, 2000 740,000 9 $1,770,000 11

Year ended September 30, 1999 691,000 8 $1,657,000 10

  Regulatory Matters

  Certain costs are deferred and recognized as expenses when they are reflected in rates and recovered from customers as permitted by SFAS 71. These costs are shown as deferred debits and other assets. Such costs arise from the traditional cost-of-service rate setting approach whereby all prudently incurred costs are generally recoverable through rates. Deferral of these costs is appropriate while the Company's rates are regulated under a cost-of-service approach.

  In a purely competitive environment, such costs might not have been incurred or deferred. Accordingly, if the Company's rate setting were changed from a cost-of-service approach and it was no longer allowed to defer these costs under SFAS 71, certain of these assets may not be fully recoverable. However, the Company cannot predict the impact, if any, of competition and continues to operate in a cost-of-service based regulatory environment. Accordingly, the Company believes that accounting under SFAS 71 is still appropriate.

  Below is a summarization of the Company's regulatory assets as of September 30, 2000 and 1999:

  2000 1999

  Deferred pension and other $ --- $ 196,707

  Deferred debits - accounting for income taxes 1,016,661 1,016,661

  Unrecovered gas costs 1,362,394 ---

  Total-regulatory assets $2,379,055 $1,213,368

  ====================

  Deferred pension and other Approximately $0 and $84,000 of these balances represent costs in excess of the amounts currently recoverable through rates at September 30, 2000 and 1999, respectively. The PSC requires such excess costs to be deferred. Remaining balances represent miscellaneous regulatory assets.

  Deferred debits - accounting for income taxes These amounts represent the expected future recovery from ratepayers of the tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

  Unrecovered gas costs These costs are recoverable over future years and arise from an annual reconciliation of certain gas revenue and costs (as described in Note 1).

  The Company expects that its regulatory assets will be fully recoverable from customers.

  Long-Term Debt

  A summary of long-term debt at September 30, 2000 and 1999 follows:

  2000 1999

  Unsecured senior note - 7.9%, due serially with annual payments of

  $355,000 beginning in 2006 through 2016 and $795,500 due in 2017 $4,700,000 $4,700,000

  First mortgage bonds - 8.25%, series all due 2018, secured by substantially all utility plant 3,100,000 3,100,000

  Unsecured senior note - 9.83%, due serially with annual payments of

  $100,000 beginning in 2007 through 2015 and $700,000 due in 2016 1,600,000 1,600,000

  Mortgage note - 8.02% monthly installments through April 2008 890,347 912,044

  Unsecured promissory note - 6.5% monthly installments through April 2006 128,597 146,643

  Note payable - 6.5% monthly installments through January 2004 secured by assets of Corning Realty 407,796 520,128

  Note payable - 7.75% monthly installments through January 2009 secured by assets of Corning Realty 395,864 447,215

  Mortgage note payable - 9.24% monthly installments through 2010 102,093 -

  Note payable - at the prime rate, 9.5% at September 2000 125,000 -

  Note payable - at the prime rate, 9.5% at September 2000 70,000 -

  Earned out payable - 3.93% of Ambrose & Shoemaker revenues 284,059 448,333

  Total long-term debt 11,803,756 11,874,363

  Less current installments 374,335 367,048

  Long-term debt less current installments $11,429,421 $11,507,315

  ======== ========

  The aggregate maturities of long-term debt for each of the five years subsequent to September 30, 2000 are as follows:

  2001 $374,335 2002 $394,206 2003 $ 242,681

  2004 $132,342 2005 $106,671 2006 and thereafter $10,553,521

  Lines of Credit

  The Company has lines of credit with local banks to borrow up to $7,500,000 on a short-term basis. Borrowings outstanding under these lines were $5,175,359 and $2,165,000 at September 30, 2000 and 1999, respectively. The maximum amount outstanding during the year ended September 30, 2000 and 1999 was $5,175,359 and $2,840,000 respectively. The lines of credit are unsecured and payable on demand with interest at rates which range from the prime rate (9.50% on September 30, 2000) to the prime rate less 3/4%. The weighted average interest rates on outstanding borrowings during fiscal 2000 and 1999 were 7.62% and 7.24% respectively.

  Federal Income Taxes

  Federal income tax expense (benefit) for the years ended September 30 is as follows:

  2000 1999

  Utility Operations:

  Current $(142,745) $ (86,529)

  Deferred 148,708 123,251

  Investment Tax Credits 6,114 6,113

  12,077 42,835

  ======= =======

  Unregulated Operations:

  Current $ 117,321 197,244

  Deferred 18,309 (17,836)

  135,630 179,408

  Total Federal Income Tax Expense $ 147,707 $ 222,243

  ====== =======

  Actual federal income tax expense differs from the expected federal tax expense (computed by applying the federal corporate tax rate of 34% to income before federal income tax expense) as follows:

  2000 1999

  Expected tax expense $210,514 $224,465

  Investment tax credits 6,114 6,113

  Other, net (68,921) (8,335)

  $147,707 $ 222,243

  ====== ======

  The tax effects of temporary differences that result in deferred income tax assets and liabilities at September 30 are as follows:

  2000 1999

  Deferred income tax assets:

  Unbilled revenue $ 26,741 $ 21,118

  Deferred compensation reserve 312,661 272,371

  Post-retirement benefit obligations 257,334 202,063

  Allowance for uncollectible accounts 32,980 32,980

  Inventories 59,308 32,420

  Other 109,604 18,575

  Total deferred income tax assets 798,628 579,527

  Deferred income tax liabilities:

  Property, plant and equipment, principally due to

  differences in depreciation 2,263,177 2,215,658

  Pension benefit obligations 524,540 449,707

  Deficiency of GAC revenue billed 329,047 94,405

  Other 250,961 221,837

  Total deferred income tax liabilities 3,367,725 2,981,607

  Net deferred income tax liability $2,569,097 $ 2,402,080

  ======= =======

  Beginning January 1, 2000, the regulated operations of the company became subject to state income tax. Based on the results of these regulated operations, and because of the state's prescribed method regarding how the new tax rules are to be adopted, the effect of this tax on the results of 2000 operations is immaterial.

  Pension and Other Post-retirement Benefit Plans

  In 1997, the Company established a trust to fund a deferred compensation plan for certain officers. The fair market value of assets in the trust was $1,334,094 and $1,021,696 at September 30, 2000 and 1999, respectively, and the plan liability, which is included in deferred compensation, post-retirement benefits and other credits on the balance sheet, was $919,590 and $801,091 at September 30, 2000 and 1999, respectively. The assets of the trust are available to general creditors in the event of insolvency.

  The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's highest average compensation during a specified period. The Company makes annual contributions to the plans equal to amounts determined in accordance with the funding requirements of the Employee Retirement Security Act of 1974. Contributions are intended to provide for benefits attributed for service to date, and those expected to be earned in the future.

  In addition to the Company's defined benefit pension plans, the Company offers post-retirement benefits comprised of medical and life coverages to its employees who meet certain age and service criteria. Currently, the retirees under age 65 pay 60% of their health care premium until Medicare benefits commence at age 65. After age 65, Medicare supplemental coverage is offered with Company payment on the premium. For participants who retire on or after September 2, 1992, the Company cost, as stated above, shall not exceed $150 per month. In addition, the Company offers limited life insurance coverage to active employees and retirees. The post-retirement benefit plan is not funded. The Company accrues the cost of providing post-retirement benefits during the active service period of the employee.

  The following table shows reconciliations of the Company's pension and post-retirement plan benefits as of September 30:

  Pension Benefits Post-retirement Benefits

  2000 1999 2000 1999

  Change in benefit obligations

  Benefit obligation at beginning of year $7,632,638 $8,445,196 $ 893,062 $1,062,666

  Service cost 247,226 283,700 22,852 23,994

  Interest cost 577,004 541,895 66,621 69,986

  Participant contributions - - 51,107 18,786

  Actuarial gain (loss) 385,698 (1,269,615 (9,868) (246,840)

  Benefits paid (378,513) (459,727) (111,851) (84,358)

  Amendments - 91,189 - 48,828

  Benefit obligation at end of year $8,464,053 $7,632,638 $ 911,923 $ 893,062

  =======================================================

  Change in plan assets

  Fair value of plan assets at beginning of year $10,528,613 $9,658,264 $ - $ -

  Actual return on plan assets 923,389 1,138,844 - -

  Company contributions 206,676 191,232 60,744 65,572

  Participant contributions - - 51,107 18,786

  Benefits paid (378,513) (459,727) (111,851) (84,358)

  Benefit obligation $11,280,165 $10,528,613 $ - $ -

  =======================================================

  Funded status 2,816,112 2,864,283 (911,923) (893,062)

  Unrecognized actuarial loss (gain) (1,726,788) (2,328,796) (376,814) (407,718)

  Unrecognized PSC adjustment 292,427 332,762 - -

  Unrecognized prior service cost 738,674 838,691 37,978 43,403

  Unrecognized net transition asset (obligation) (286,446) (325,956) 745,250 802,250

  Prepaid (accrued) benefit cost $ 1,833,979 1,380,984 $ (505,509) $ (455,127)

  =======================================================

  Weighted average assumptions as of

  September 30, 2000 and 1999

  Discount rate 8.00% 7.75% 8.00% 7.75%

  Expected return on assets 8.00% 8.00%

  Rate of compensation increase 5.00% 5.00%

  For measurement purposes, a 9.5% annual rate of increase in the per capita cost of covered benefits (health care cost trend rate) was assumed for 2000. The rate is assumed to decrease gradually to 5% by the year 2013 and remain at that level thereafter. A 1% increase in the actual health care cost trend would result in approximately a 3.4% increase in the service and interest cost components of the annual net periodic post-retirement benefit cost and a 3.4% increase in the accumulated post-retirement benefit obligation. A 1% decrease in the actual health care cost trend would result in approximately a 3.0% decrease in the service and interest cost components of the annual net periodic post-retirement benefit cost and a 3.0% decrease in the accumulated post-retirement benefit obligation.

  Pension Benefits Post-retirement Benefits

  2000 1999 2000 1999

  Components of net periodic benefit cost

  Service cost $ 247,226 $ 285,161 $ 22,852 $ 23,994

  Interest cost 577,004 543,856 66,621 69,986

  Expected return on plan assets (826,613) (764,699) - -

  Amortization of prior service 484,642 100,017 5,425 5,425

  Amortization of transition obligation (161,247) (39,510) 57,000 57,000

  Amortization of PSC adjustment 196,825 40,335 - -

  Amortization of unrecognized actuarial

  gain (loss) (1,338,600) (180,288) (40,772) (17,875)

  Net periodic benefit cost (benefit) $ (820,763) $(15,128) $(111,126) $138,530

  =======================================================

  For ratemaking and financial statement purposes, pension expense represents the amount approved by the PSC in the Company's most recently approved rate case. Pension expense for ratemaking and financial statement purposes was approximately $39,000 for the years ended September 30, 2000 and 1999. The difference between the pension expense (benefit) for ratemaking and financial statement purposes, and the amount computed above has been deferred and is not included in the prepaid pension cost noted above. Such balances equal $0 and $84,000 as of September 30, 2000 and 1999, respectively.

  The PSC has allowed the Company to recover incremental cost associated with post-retirement benefits through rates on a current basis. Due to the timing differences between the Company's rate case filings and financial reporting period, a regulatory liability of $364,635 and $262,924 has been recognized at September 30, 2000 and 1999 respectively.

  Rentals Under Operating Leases

Foodmart Plaza receives income from the rental of retail store space under operating leases. The following is a schedule of minimum future non-cancellable rentals (excluding amounts representing executory costs such as taxes, maintenance and insurance) of operating leases as of September 30, 2000:

2001 $210,756

2002 145,141

2003 6,400

Total minimum future rentals $362,297

======

All leases contain renewal options at the end of their respective lease terms.

(10) Commitments

The Company has agreements with seven pipeline companies providing for pipeline capacity for terms that extend through 2006. These agreements require the payment of a demand charge for contracted capacity at Federal Energy Regulatory Commission approved rates. Purchased gas costs incurred under these pipelines capacity agreements during 2000 and 1999 amounted to $3,759,627 and $3,599,300, respectively. The Company also has short-term gas purchase agreements averaging three months in length, with prices tied to various indices. The Company does not anticipate these agreements to be significantly in excess of normal capacity requirements.